UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2023

DUET Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-41237	87-2744116
(Commission File Number)	(IRS Employer Identification No.)

V03-11-02, Designer Office,

V03, Lingkaran SV, Sunway Velocity,

Kuala Lumpur, Malaysia 55100

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code +60-3-9201-1087

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one Redeemable Warrant	DUETU	The Nasdaq Stock Market LLC
Class A Common Stock, $0.0001 par value per share	DUET	The Nasdaq Stock Market LLC
Redeemable Warrants, each warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	DUETW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement.

Letter of Intent

On July 6, 2023, DUET Acquisition Corp., a Delaware corporation (the “Company”), entered into a binding letter of intent (the “Letter of Intent”) with Fenix 360 Pte Ltd, a Singapore-based social media company that provides artists and other creators with a platform to build and connect with their audience (“Fenix”). Pursuant to the Letter of Intent, the Company will acquire 100% of the outstanding equity interests of Fenix in a proposed business combination (the “Proposed Business Combination”). Consummation of the Proposed Business Combination shall be subject to the execution of a mutually satisfactory definitive business combination agreement by the Company and Fenix (a “Definitive Agreement”).

Pursuant to the Letter of Intent, the total consideration to be provided to Fenix’s equity holders (including holders of stock options) in the Proposed Business Combination will be $600,000,000, or such other amount as agreed to by the parties and confirmed by the independent fairness opinion provider, and approved by the board of the Company. Pursuant to the Letter of Intent, the parties have agreed to work exclusively with each other, and not to entertain other proposals and opportunities until the earlier of the termination or the expiration of the Letter of Intent. The Letter of Intent also includes customary provisions related to confidentiality and expenses.

The Company expects to announce additional details regarding the Proposed Business Combination when a Definitive Agreement is executed. Completion of the Proposed Business Combination will be subject to, among other matters, the completion of due diligence, the negotiation of a Definitive Agreement, satisfaction of the conditions negotiated therein and requisite approval of the Proposed Business Transaction by board and stockholders of the Company and Fenix, as applicable. There can be no assurance that a Definitive Agreement will be entered into or that the Proposed Business Combination will be consummated on the terms or timeframe currently contemplated, or at all.

The foregoing description of the Letter of Intent does not purport to be complete and is qualified in its entirety by the full text of the Letter of Intent, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Convertible Note Purchase Agreement

On July 6, 2023, DUET Partners LLC (the “Sponsor”) and Fenix entered into a convertible note purchase agreement (the “Note Purchase Agreement”), pursuant to which Fenix agreed to loan $200,000 to the Sponsor at the signing of the Letter of Intent and an additional $800,000 at the signing of the Definitive Agreement. In addition, in order to finance any further extensions in connection with the Proposed Business Combination, Fenix shall at its discretion, loan funds as may be required up to another $500,000. The Sponsor will sell and issue to Fenix one or more unsecured, non-interest-bearing notes in connection with the aforementioned loans, with an aggregate principal amount of up to $1,500,000 (the “Fenix Notes”).

The Note Purchase Agreement contains customary representations, warranties, conditions and indemnification obligations by each party thereto. The representations and warranties contained therein were made only for the purposes of the Note Purchase Agreement, and as of specific dates, were solely for the benefit of the parties to such agreement and are subject to certain limitations set forth therein.

The Fenix Notes are due and payable by the Sponsor upon the closing of the Proposed Business Combination between the Company and Fenix (the “Maturity Date”). The Fenix Notes are convertible into ordinary shares of the Company pursuant to terms that will be set forth in the Definitive Agreement. The Fenix Notes will be cancelled and the principal amount of the loans disbursed by the Sponsor to the Company (as described below in the section titled “Promissory Note”) shall be forgiven, and the balance of the principal amount of the Fenix Notes not disbursed by the Sponsor to the Company will be returned to Fenix (i) in the event that a Definitive Agreement is not signed by July 31, 2023 (or such later date that may be mutually agreed between the parties), (ii) if a Definitive Agreement is entered into and then subsequently terminated by the Company, or (iii) if the PCAOB audited financial statements of Fenix have not been delivered by the date mutually agreed between the parties and stipulated in the Business Combination Agreement.

The issuance of the Fenix Notes will be made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing descriptions of the Note Purchase Agreement and the Fenix Notes are summaries only and are qualified in their entirety by the full text of the Note Purchase Agreement and the form of the Fenix Notes which is attached to the Note Purchase Agreement, a copy of which is attached as Exhibit 10.2 hereto and is incorporated herein by reference.

Promissory Note

On July 6, 2023, the Company issued a promissory note (the “Promissory Note”) in the principal amount of $1,500,000 to DUET Partners LLC (the “Sponsor”). The Promissory Note was issued to provide the Company with additional working capital, and the funds provided in accordance therewith will not be deposited into the Company’s trust account. The Company issued the Promissory Note in consideration for a loan from the Sponsor to fund the Company’s extension costs and working capital requirements. The Promissory Note bears no interest and is due and payable upon the earlier to occur of (i) the date on which the Company’s initial business combination is consummated and (ii) the liquidation of the Company on or before July 23, 2023 (subject to the extension of the period in which the Company must complete its initial business combination pursuant to the Company’s governing documents, or such later liquidation date as may be approved by the Company’s stockholders). At the election of the Sponsor, the unpaid principal amount of the Promissory Note may be converted into units of the Company (the “Conversion Units”) and the total Conversion Units so issued shall be equal to: (x) the portion of the principal amount of the Promissory Note being converted divided by (y) the conversion price of ten dollars ($10.00), rounded up to the nearest whole number of Conversion Units.

The issuance of the Promissory Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

The foregoing description is a summary only and is qualified in its entirety by the full text of the Promissory Note, a copy of which is attached as Exhibit 10.3 hereto and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-balance Sheet Arrangement of a Registrant.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference in this Item 3.02.

Item 7.01. Regulation FD Disclosure.

On July 6, 2023, the Company issued a press release announcing its entry into the Letter of Intent and its intention to acquire Fenix.

The information in this Current Report on Form 8-K furnished pursuant to Item 7.01, including Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liability under that section, and it shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing. Such information shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Additional Information and Where to Find It

If a legally binding Definitive Agreement with respect to the Proposed Business Combination is executed, the Company intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, which will include a preliminary proxy statement/prospectus (a “Proxy Statement/Prospectus”). A definitive Proxy Statement/Prospectus will be mailed to the Company’s stockholders as of a record date to be established for voting on the Proposed Business Combination. The Company may also file other relevant documents regarding the Proposed Business Combination with the SEC. Stockholders will also be able to obtain copies of the registration statement and the preliminary and definitive Proxy Statement/Prospectus (if and when available) and all other relevant documents that are filed or that will be filed with the SEC by the Company, without charge, at the SEC’s website at www.sec.gov or by directing a request to: DUET Acquisition Corp., V03-11-02, Designer Office, V03, Lingkaran SV, Sunway Velocity, Kuala Lumpur, Malaysia 55100.

This communication may be deemed to be offering or solicitation material in respect of the Proposed Business Combination, which will be submitted to the Company’s stockholders for their consideration. The Company urges investors, stockholders, and other interested persons to carefully read, when available, the preliminary and definitive Proxy Statement/Prospectus as well as other documents filed or that will be filed with the SEC (including any amendments or supplements to the Proxy Statement/Prospectus, as applicable), in each case, before making any investment or voting decision with respect to the Proposed Business Combination, because these documents will contain important information about the Company, Fenix, and the Proposed Business Combination.

No Offer or Solicitation

This release shall not constitute an offer to sell, or a solicitation of an offer to buy, or a recommendation to purchase, any securities in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in respect of the Proposed Business Combination, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Participants in the Solicitation

The Company and certain of its respective directors and executive officers may be deemed to be participants in the solicitation of proxies, in favor of the approval of the Proposed Business Combination related matters. Information regarding the Company’s directors and executive officers is contained in the Company’s Form 10-K for the year ended December 31, 2022 filed with the SEC on March 31, 2023. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Proposed Business Combination may be obtained by reading the preliminary and definitive Proxy Statement/Prospectus and other relevant documents filed with the SEC when they become available.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks, uncertainties, and assumptions that are difficult to predict. All statements other than statements of historical fact contained in this Current Report on Form 8-K, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” or “should,” or the negative of these terms or other comparable terminology. The forward-looking statements made herein are based on the Company’s current expectations. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation, its limited operating history, competitive factors in the Company’s and Fenix’s industry and market, and other general economic conditions. The forward-looking statements made herein are based on the Company’s current expectations, assumptions, and projections, which could be incorrect. The forward-looking statements made herein speak only as of the date of this Current Report on Form 8-K and the Company undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Item 9.01 Exhibits.

Exhibits

10.1	Letter of Intent dated July 6, 2023, by and between DUET Acquisition Corp and Fenix 360 Pte Ltd
10.2	Convertible Note Purchase Agreement, dated July 6, 2023, by and between DUET Partners LLC and Fenix 360 Pte Ltd
10.3	Promissory Note dated July 6, 2023, by and between DUET Acquisition Corp and DUET Partners LLC
99.1	Press Release, dated July 6, 2023 (furnished only)
104	Cover Page Interactive Data File (Embedded within the Inline XBRL document and included in Exhibit)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DUET Acquisition Corp.

Date: July 6, 2023	By:	/s/ Dharmendra Magasvaran
Dharmendra Magasvaran
Co-Chief Executive Officer